FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 18, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 18, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. enters into an agreement with PATAGONIA OIL CORP

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In this regard, please be informed that YPF S.A. ("YPF") and PATAGONIA OIL CORP. (hereinafter, "PATAGONIA"), an affiliate of PentaNova Energy Corp., executed an agreement (hereinafter, the "Agreement") on the date hereof, through which PATAGONIA will acquire an 11 percent participating interest of YPF in the Llancanelo block, located in the province of Mendoza, for a total price of USD40 million (hereinafter, the "Price"), with YPF retaining a 50 percent participating interest in the aforementioned block.

Additionally, both companies agreed on the principal terms and conditions for the development of a heavy crude oil pilot project in the same block, for a total investment amount of USD54 million over the next 36 months (hereinafter, the "Project"), where YPF will be the operator and PATAGONIA will contribute its expertise in heavy crude oil. The Project's investment corresponding to YPF's participating interest will be paid by PATAGONIA as part of its payment of the Price.

The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant regulatory approval of the province of Mendoza authorities, the execution of the project will begin.

Currently, YPF shares the block in partnership with Roch S.A. and Alianza Petrolera Argentina S.A. As a consequence of the Agreement, PATAGONIA has the right to acquire the shares of the other partners to increase its presence in Llancanelo.

Llancanelo covers a total area of 96 km2 and is located 37 km south of the Malargüe Department, province of Mendoza. It is an active block with an average daily production of 256 m3 of heavy crude oil (approximately 12 API°) and 3000 m3 of gas.

For YPF, this agreement involves a partnership with a company composed of experts in the development of this type of crude oil acquired in the Rubiales blocks in Colombia and the El Corcobo blocks in Argentina.
Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 20, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer